PEARSON

07022378

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

23 March 2007

SUPPL

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

21 March	**Notification of holding in the company**
21 March	**Notification of holding in the company**
22 March	**Director shareholding**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 4/9

Notification of Holding in the Company
21 March 2007

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TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Pearson Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): Revised due to DTR rules – see Section 13	☑
3. Full name of person(s) subject to the notification obligation	Fidelity International Limited (FIL)
4. Full name of shareholder(s) (if different from 3.)	See attached schedule
5. Date of the transaction (and date on which the threshold is crossed or reached if different)	Revised due to DTR rules
6. Date on which issuer notified	20 March 2007
7. Threshold(s) that is/are crossed or reached:	N/A

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights	
			Direct	Direct	Indirect	Direct	Indirect
ISIN GB0006776081	22,144,586	22,144,586			22,144,586		2.75%

B. Financial Instruments

Resulting situation after the triggering transaction				
Type of Financial Instrument	Expiration Date	Exercise/Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
22,144,586	2.75%

FIL

Issuer name: PEARSON PLC

Current ownership percentage: 2.75%

Total shares held: 22,144,586

Issued share capital: 806,548,064

	SHARES HELD	NOMINEE	MANAGEMENT COMPANY
Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.	20,700	STATE STREET HONG KONG	FIA(K)L
	100,600	STATE STR BK AND TR CO LNDN (S	FPM
	35,300	STATE STR BK AND TR CO LNDN (S	FIL
	736,600	NORTHERN TRUST LONDON	FPM
	129,600	NORTHERN TRUST LONDON	FIL
	13,900	NORDDEUTSCHE LANDERSBANK	FIL
	548,700	MELLON BANK	FPM
	212,900	JPMORGAN BOURNEMOUTH	FIL
	887,700	JP MORGAN, BOURNEMOUTH	FPM
	7,066,857	JP MORGAN, BOURNEMOUTH	FISL
	1,457,488	JP MORGAN, BOURNEMOUTH	FIL
	523,528	JP MORGAN, BOURNEMOUTH	FII
	9,200	DEXIA PRIVATBANK	FPM
	17,600	CHASE MANHTTN BK AG FRNKFRT (S	FPM
	10,189,213	BROWN BROS HARRIMN LTD LUX	FIL
	195,700	BANK OF NEW YORK BRUSSELS	FPM

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
See attached schedule

Proxy Voting:	
10. Name of the proxy holder:	Fidelity International Limited (FIL)
11. Number of voting rights proxy holder will cease/acquire to hold:	N/A
12. Date on which proxy holder will cease/acquire to hold voting rights:	N/A

13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 16 March 2007.
14. Contact Name	Teresa Garry
15. Contact:	fil-regulatoryreporting@uk.fid-intl.com

Notification of Holding in the Company

21 March 2007

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FSA

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Pearson Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): Revised due to DTR rules – see Section 13	☑
3. Full name of person(s) subject to the notification obligation	FMR Corp
4. Full name of shareholder(s) (if different from 3.)	See attached schedule
5. Date of the transaction (and date on which the threshold is crossed or reached if different)	Revised due to DTR rules
6. Date on which issuer notified	20 March 2007
7. Threshold(s) that is/are crossed or reached:	N/A

FSA.

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of Shares	Number of Voting Rights		% of Voting Rights	
			Direct	Direct	Indirect	Direct	Indirect
ISIN GB0006776081	20,441,900	20,441,900			20,441,900		2.53%

B. Financial Instruments

Resulting situation after the triggering transaction				
Type of Financial Instrument	Expiration Date	Exercise/Conversion Period/Date	Number of Voting Rights that may be acquired if the instrument is exercised/converted	% of Voting Rights

Total (A+B)

Number of Voting Rights	% of Voting Rights
20,441,900	2.53%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
See attached schedule

Proxy Voting:	
10. Name of the proxy holder:	FMR Corp
11. Number of voting rights proxy holder will cease/acquire to hold:	N/A
12. Date on which proxy holder will cease/acquire to hold voting rights:	N/A

13. Additional information:	As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests in shares of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholder reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 16 March 2007.
14. Contact Name	Teresa Garry
15. Contact:	fil-regulatoryreporting@uk.fid-intl.com

FMR

Issuer name: PEARSON PLC

Current ownership percentage: 2.53%

Total shares held: 20,441,800

Issued share capital: 806,548,064

FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

SHARES HELD	NOMINEE	MANAGEMENT COMPANY
107,000	STATE STREET BANK AND TR CO	FMTC
450,443	STATE STREET BANK AND TR CO	FMRCO
62,900	STATE STREET BANK AND TR CO	FICL
12,300	NORTHERN TRUST LONDON	FMRCO
48,500	NORTHERN TRUST CO	FMTC
28,700	MELLON BANK N.A.	FMTC
40,700	MELLON BANK N.A.	FMRCO
50,100	JPMORGAN CHASE BANK	FPM
62,200	JPMORGAN CHASE BANK	FMTC
15,807,700	JPMORGAN CHASE BANK	FMRCO
2,900	BROWN BROTHERS HARRIMAN AND CO	FMTC
3,686,257	BROWN BROTHERS HARRIMAN AND CO	FMRCO
82,200	BANK OF NEW YORK	FMTC

Director Shareholding
22 March 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **DAVID BELL**	8.	State the nature of the transaction **GIFT TRANSFER OF SHARES TO ADULT CHILDREN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **13,384**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00166%**
13.	Price per *share* or value of transaction **N/A – SEE 8 ABOVE**	14.	Date and place of transaction **21 MARCH 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **109,578 0.09943%**	16.	Date issuer informed of transaction **21 MARCH 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___22 March 2007__________________

END